EXHIBIT 3
                                                                      ---------
                          [Letterhead of Dentsu Inc.]





March 7, 2002
Madame Elisabeth Badinter
C/o Publicis Groupe S.A.
133 avenue des Champs-Elysees
75008 Paris

Publicis Groupe S.A.
133 avenue des Champs-Elysees
75008 Paris
ATTENTION:  Monsieur Maurice Levy
---------   President Directeur General

Dear Madame Badinter,
Dear Monsieur Levy



           We refer to the Memoranda of Understanding which have been entered into today between Dentsu Inc. and each of you, respectively.

           Each of these Memoranda of Understanding contemplates that Dentsu will, for the period of time provided for therein, limit its ownership of Publicis Groupe S.A. shares to that number of shares that entitles it to 15% of the voting power of Publicis. However, in the related merger arrangements it has been agreed that Dentsu will initially have legal title to shares entitling it to voting power slightly in excess of 15%, in order to protect its 15% voting power against the impending acquisition of double voting rights by slightly less than one million existing registered shares of Publicis Groupe S.A. held by third parties.

           Pending the acquisition of such double voting rights by these third-party shares, Dentsu will put the shares of Publicis Groupe S.A. which would cause it to be otherwise able to exercise more than 15% of the voting power in escrow with a mutually acceptable financial institution. The escrow agreement, which will be negotiated by us expeditiously and in good faith simultaneously with the definitive agreements contemplated in the Memoranda of Understanding referred to above, will provide, among other things, that (i) the escrow agent will release the shares to Dentsu as requested by Dentsu when needed by Dentsu solely to enable it to exercise 15% and no more of the voting power of Publicis as shares held by the above-mentioned third parties acquire double voting rights, and (ii) the escrow agent will not vote the shares held in escrow.

           If you are in agreement with the foregoing, please so indicate in the space for your signature provided below whereupon this letter will become a binding agreement between us, governed by the laws of France, with any disputes relating





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hereto or arising from this letter to be resolved by the dispute mechanism specified in such Memoranda of Understanding.

                                Very truly yours,



                               DENTSU INC.



                               By  /S/ YUTAKA NARITA
                                 -----------------------------
                                     President
                                     Yutaka Narita



Agreed and accepted:



--------------------------------
Elisabeth Badinter


Agreed and accepted



PUBLICIS GROUPE, S.A.

By:
   ------------------------------
    President Directeur General




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